UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for composition of capital of UBS AG, updated as of 31 March 2014, which appears immediately following this page.

UBS Group – Basel III Pillar 3 disclosure for composition of capital updated as of 31 March 2014

This document provides a reconciliation of the accounting balance sheet (IFRS) to the balance sheet under the regulatory scope of consolidation (Basel III) as well as information about the composition of our capital as of 31 March 2014. Information is provided on a phase-in basis. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013, which was issued on 14 March 2014, for more information on tables 30 and 31 providing respective information as of 31 December 2013 on a fully-applied basis.

Composition of Capital

With the objective of mitigating the risk of inconsistent disclosure formats undermining market participants’ ability to compare capital adequacy of banks across jurisdictions, the Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the required information.

Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 31: Composition of capital.”

	According to the financial statement	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	According to the regulatory consolidation scope	References [1]
CHF million	31.3.14	31.3.14	31.3.14	31.3.14
Cash and balances with central banks	87,548			87,548
Due from banks	19,711	(460)		19,251
Cash collateral on securities borrowed	30,096			30,096
Reverse repurchase agreements	80,605			80,605
Trading portfolio assets	125,668	(16,264)		109,404
Positive replacement values	215,307	18		215,325
Cash collateral receivables on derivative instruments	25,757			25,757
Financial assets designated at fair value	5,862			5,862
Loans	294,805	114		294,918
Financial investments available-for-sale	53,184	(53)		53,130
Consolidated participations	0	205		205
Investments in associates	846			846
of which: goodwill	332			332	4
Property and equipment	6,094	(84)		6,011
Goodwill and intangible assets	6,211			6,211
of which: goodwill	5,783			5,783	4
of which: intangible assets	428			428	5
Deferred tax assets	8,370	(1)		8,369
of which: deferred tax assets recognized for tax loss carry-forwards	5,687			5,687	9
of which: deferred tax assets on temporary differences	2,683			2,683
Other assets	22,468	(253)	2	22,217
of which: net defined benefit pension and other post-employment assets	1,500			1,500	10

Total assets	982,530	(16,777)	3	965,755

Due to banks	14,077	(49)	1	14,029
Cash collateral on securities lent	13,351			13,351
Repurchase agreements	17,728			17,728
Trading portfolio liabilities	29,459	(48)		29,411
Negative replacement values	210,056	122		210,178
Cash collateral payables on derivative instruments	46,679			46,680
Financial liabilities designated at fair value	68,748	20		68,768
Due to customers	388,839	80	1	388,920
Debt issued	76,779	(24)		76,754
of which: amount eligible for low-trigger loss-absorbing tier 2 capital [2]	7,127			7,127	7
of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital [3]	1,212			1,212	6
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital [4]	2,957			2,957	8
Provisions	3,200	(5)		3,195
Other liabilities	62,677	(16,809)		45,868
of which: amount eligible for high-trigger loss-absorbing tier 2 capital (Deferred Contingent Capital Plan (DCCP)) [5]	480			480	7

Total liabilities	931,593	(16,713)	2	914,882

Share capital	384	(2)	2	384	1
Share premium	33,919	1	(1)	33,919	1
Treasury shares	(1,464)			(1,464)	3
Equity classified as obligation to purchase own shares	(23)			(23)	3
Retained earnings	25,529	(195)		25,334	2
Cumulative net income recognized directly in equity, net of tax	(9,322)	131	(1)	(9,192)	3
of which: unrealized (gains) / losses from cash flow hedges	1,673			1,673	11
Equity attributable to UBS shareholders	49,023	(66)	1	48,958
Equity attributable to preferred noteholders	1,877	1		1,878	6
Equity attributable to non-controlling interests	36			37

Total equity	50,937	(65)	1	50,873

Total liabilities and equity	982,530	(16,777)	3	965,755

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 31: Composition of capital.” 2 Represent IFRS book value. 3 IFRS book value is CHF 1,212 million. 4 IFRS book value is CHF 5,076 million. 5 Represents IFRS book value. Refer to the “Compensation” section of our Annual Report 2013 for more information on the Deferred Contingent Capital Plan.

Table 31: Composition of capital

The table below provides the “Composition of capital” as defined by the Basel Committee on Banking Supervision and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

è Refer to the “Capital management” section of our Annual Report 2013 for more information on phase-in arrangements

		Numbers phase-in	Effect of the transition phase	References [1]
	CHF million, except where indicated	31/3/14	31/3/14
1	Directly issued qualifying common share (and equivalent for non joint stock companies) capital plus related stock surplus	34,304		1
2	Retained earnings	25,334		2
3	Accumulated other comprehensive income (and other reserves)	(10,680)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital)

6	Common equity tier 1 capital before regulatory adjustments	48,958

7	Prudential valuation adjustments	(98)
8	Goodwill net of tax, less hybrid capital [2]	(2,998)	(3,089)	4, 6
9	Intangible assets, net of tax [2]	(414)		5
10	Deferred tax assets recognized for tax loss carry-forwards [3]	(1,217)	(4,871)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(1,673)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(343)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	240
15	Defined benefit pension plans	1,790	(3,290)	10
16	Compensation and own shares related capital components (not recognized in net profit)	(751)
17	Reciprocal cross holdings in common equity
17a	Holdings with a significant investments in the common stock
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10 % threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(304)
26b	Other deductions	(2,003)		7
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1	(7,771)	(11,250)

29	Common equity tier 1 capital (CET1)	41,187	(11,250)

30	Directly issued qualifying additional tier 1 instruments plus related stock surplus
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards
33	Directly issued capital instruments subject to phase-out from additional tier 1	3,089	(3,089)	6
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)
35	of which: instruments issued by subsidiaries subject to phase-out

36	Additional tier 1 capital before regulatory adjustments	3,089	(3,089)

37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Holdings with a significant investments in the common stock
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(3,089)	3,089	6
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions

	Tier 1 adjustments on impact of transitional arrangements	(3,089)	3,089

	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital	(3,089)	3,089
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital

43	Total regulatory adjustments to additional tier 1 capital	(3,089)	3,089

44	Additional tier 1 capital (AT1)	0	0

45	Tier 1 capital (T1 = CET1 + AT1)	41,187	(11,250)

Table 31: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References [1]
46	Directly issued qualifying tier 2 instruments plus related stock surplus [4]	8,085		7
47	Directly issued capital instruments subject to phase-out from tier 2	2,963	(2,963)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions

51	Tier 2 capital before regulatory adjustments	11,049	(2,963)

52	Investments in own tier 2 instruments	(14)	6
53	Reciprocal cross holdings in tier 2 instruments
53a	Investments with a significant influence (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital	(14)	6

58	Tier 2 capital (T2)	11,035	(2,957)

	of which: high-trigger loss-absorbing capital	951		7
	of which: low-trigger loss-absorbing capital	7,127		7

59	Total capital (TC = T1 + T2)	52,222	(14,207)

	Amount with risk-weight pursuant the transitional arrangement (phase-in)		(3,074)
	of which: defined benefit pension plan assets		(3,122)
	of which: deferred tax assets on temporary differences for IAS19R		48

60	Total risk-weighted assets	229,879	(3,074)

	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	17.9
62	Tier 1 (Pos 29 as a percentage of risk-weighted assets)	17.9
63	Total capital (pos 45 as a percentage of risk-weighted assets)	22.7
64	Institution specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)	8.6
65	of which: capital conservation buffer	4.5
66	of which: bank-specific countercyclical buffer requirement	0.1
67	of which: G-SIB buffer requirement
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	17.9
68a	Common equity tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6
68b	Available common equity tier 1 (in percentage of risk-weighted assets)	17.9
68c	Tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6
68d	Available tier 1 (in percentage of risk-weighted assets)	17.9
68e	Total capital requirement including countercyclical buffer according to FINMA RS 11/2	11.4
68f	Available total capital (in percentage of risk-weighted assets)	22.7
72	Non significant investments in the capital of other financials	1,436
73	Significant investments in the common stock of financials	713
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	2,667
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation”. 2 The CHF 6,088 million (CHF 2,998 million and CHF 3,089 million) reported in line 8 includes DTL on goodwill of CHF 28 million. The CHF 414 million reported in line 9 includes DTL on intangibles of CHF 14 million. 3 The CHF 6,088 million (CHF 1,217 million and CHF 4,871 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 5,687 million deferred tax assets shown in the line “Deferred tax assets” in Table 30 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 422 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table. 4 The CHF 8,085 million reported in line 46 includes the following positions: CHF 7,127 million low-trigger loss-absorbing tier 2 capital recognized in the line “Debt issue” in table 30, CHF 480 million DCCP recognized in the line “Other liabilities” in table 30 (excluding Core-Cycle 2014 accrual of CHF 48 million), CHF 520 million recognized in DCCP-related charge for regulatory capital purpose in line 26b “Other deductions” and CHF 8 million investments in own tier 2 instruments reported in line 52 of this table.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: May 6, 2014